EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$1,281	$4,502	$3,932	$2,746	$2,757	$2,218
Loss attributable to non-controlling interests and equity investments	8	37	25	18	1	3
Add: Fixed charges	6	20	25	29	56	120
Earnings (loss)	$1,295	$4,559	$3,982	$2,793	$2,814	$2,341
Fixed charges:
Interest expense	$6	$14	$20	$25	$52	$115
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	—	6	5	4	4	5
Total fixed charges	$6	$20	$25	$29	$56	$120
Ratio of earnings to fixed charges	215.8	228.0	159.3	96.3	50.3	19.5

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.